
Mail Stop 3030

May 11, 2018

Via E-mail
KR Sridhar
Chief Executive Officer
Bloom Energy Corporation
1299 Orleans Drive
Sunnyvale, CA 94089

> **Re: Bloom Energy Corporation**
> **Amendment No. 9 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 27, 2018**
> **CIK No. 0001664703**

Dear Mr. Sridhar:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1.   We note your response to prior comments 1 and 2. If the seven industries mentioned in response 2 of your letter dated March 26, 2018 represent your primary markets, revise your disclosure to make clear the significance of each market to your overall results. Also, if you elect to highlight your customers in your summary, highlight with equal prominence the extent of your reliance on two customers as mentioned on page 66.

Customers are seeking an alternative, page 6

2.   Your revision in response to prior comment 12 appears to explain where you offer turn-key solutions rather than addressing the issue in your disclosure on page 25 regarding electricity produced by your servers not being cost competitive in many geographic markets. Please revise to clarify.

Voting rights, page 12

3.   Where you highlight voting rights in your prospectus, like in this section, disclose the percentage of voting power that your CEO controls due the voting agreement mentioned on page 168.

Risk Factors, page 20

4.   Add risk factors to describe how future issuance of the Class B shares may be dilutive to holders of the Class A shares, and to describe any material risk that your multi-class structure may render your shares ineligible for certain stock market indices, adversely affecting share price and liquidity. Also tell us whether you will be a "controlled company" under exchange listing standards, and, if so, whether you will use related exemptions to rules under those standards.

Ratable Value of Contacts Accepted in the Period, page 62

5.   We note your revised disclosure in response to prior comment 3. Given the number of acceptances in 2016 and 2017 as disclosed on page 60 and the percentages of such acceptances where revenue was recognized ratably as disclosed in the third paragraph of page 63, please clarify the reasons for the decline in ratable value of contracts accepted in 2017.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

6.   We note your response to prior comment 4. Please clarify the extent of cost reductions assumed in your existing contracts.

Obligations to Lenders, page 76

7.   Please expand your response to prior comment 6 to tell us which sections of which exhibits disclose to investors the financial covenants mentioned in the last full paragraph on page 37 and in the risk factor beginning on page 39.

Customer Case Studies, page 131

8.   We note your revised disclosure in response to prior comment 1 indicating that the disclosed case studies represented the "typical benefits . . . received by these customers." Please clarify how you chose which customers to highlight from among your "top ten," and whether the disclosed results are typical of the results of all of your customers.

Facilities, page 145

9.   Please tell us why this section does not address the facility mentioned in the addition on page F-63, whether the move or new lease involve material new expenses, and which exhibit represents the lease for the new facility.

Principal Stockholders, page 167

10.   Please disclose each beneficial owner of more than five percent of each class of your voting securities as required by Regulation S-K Item 403(a).

11.   We note the revised disclosure in footnote 2 to the table on page 168 which indicates that one stockholder will have voting power over other stockholders' shares. However, the number of shares owned in the table remains the same as in your previous amendment. Please reconcile your disclosures.

Voting Agreements, page 177

12.   Please disclose when the agreements expire.

13.   If the agreements have been entered into as disclosed, please tell us why exhibit 4.26 is filed as a "form" with blanks. See Instruction 2 to Regulation S-K Item 601.

Underwriting, page 190

14.   Identify the "certain holders" mentioned in the last bullet point on page 193.

Item 15. Recent Sales of Unregistered Securities, page II-2

15.   Please revise the last paragraph of this Item to address the transactions mentioned in section (6) of your disclosure.

Exhibits

16.   Please file all agreements required to be filed under Regulation S-K Item 601(b)(10)(iii). We note, for example, the agreement with Mr. Griffiths, the agreements disclosed in the

KR Sridhar
Bloom Energy Corporation
May 11, 2018
Page 4

third sentence of the last paragraph on page 155, and the consulting agreement mentioned in footnote 2 to the table on page 153.

17.   Given your disclosure on page F-36, it is unclear why you do not include the agreements related to PPA V. Please advise.

You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Jeffrey R. Vetter, Esq.
       Fenwick & West LLP